UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

OF

TELEFÔNICA BRASIL S.A.

Approved by the Board of directors on October 25, 2022.

Telefônica Brasil S.A.

CNPJ/ME No. 02.558.157/0001-62

NIRE 35300158814

INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

The current Incentive Plan via Performance Units, with Cash Settlement (“Plan”) of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), approved by the Company’s Board of Directors (“Board of Directors”) on October 25, 2022, is filed in its entirety at the Company’s headquarters accompanied by its respective attachments and ruled by the terms and conditions found below.

1.               Introduction and Objectives.

1.1.      The Plan is part of the Telefônica Group’s global strategy established in the Long-Term Incentive Plan (“PSP”) approved by the General Shareholders Meeting of Telefónica S.A. (“Telefónica S.A.”).

1.2.      With the implementation of the Plan, it is intended to align the interests of the Participants to the interests of the Company and its strategic plan, linking the Incentive to the creation of value for the Company’s shareholders and the sustainable achievement of strategic objectives. In this way, the Incentive is in line with the best practices and offers a competitive package that contributes to the retention and performance of managers who hold key positions in the Company.

2.	General Description.

2.1.      By the current Plan, the Participants, as defined at the Clause 3.1, selected by the Board of Directors in the form of Clause 3.7 and provided that they accept to participate in the Plan, will be entitled to the grant of a certain number of units representing 1 (one_ share issued by the Company (VIVT3) (“Unit” or “Units” and “Share” or “Shares”, respectively). Each Unit represents the expectation of the right to receive the full amount of 1 (one) Share, according to the terms and conditions set forth in this Plan, which will serve as a basis for determining the amount of the Incentive to be paid by the Company in cash to the Participants, provided that the Objectives of the Plan are met (“Incentive”), as defined in Clause 6.2 below and stipulated for each one of the Cycles into which the Plan is divided, according to Clause 2.2 below, and observed the quotation value of the Shares under the terms defined in this Plan. Alternatively, the Board of Directors may submit the eventual liquidation of the Incentive in Shares for approval at the Company’s General Meeting, if it deems it in the Company’s interest.

2.2.      The present Plan takes effect upon its approval by the Board of Directors and will have a total duration of 4 (four) years, being divided into 2 (two) independent cycles, each with a duration period of 3 (three) years (each one of them a “Cycle” and together, “Cycles”), according to the following calendar:

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(i)	The First Cycle comprises the period from January 1, 2022 to December 31, 2024 (“First Cycle”); and

(ii)	The Second Cycle comprises the period of January 1, 2023 to December 31, 2025 (“Second Cycle”).

2.2.1.	At the end of each Cycle, the Board of Directors will assess the achievement of the Plan Objectives stipulated for the Cycle in question, with January 1 of the beginning of the Cycle in question being the “Start Date” and December 31 of the year of conclusion of the Cycle in question the “Completion Date”.

2.2.2.	Without prejudice to the provisions of Clauses 2.1 and 2.2 above and, for the avoidance of doubt, once this Plan is approved by the Company’s Board of Directors, its effects will be consided valid, for all purposes, from the Start Date of the First Cycle, as indicated in item “(i)” of Clause 2.2 above.

2.3.      At the beginning of each Cycle, the Board of Directors will determine the number of Units that, in case of compliance with the requirements of the Plan stipulated in Clause 6 below, will serve as a basis for determining the amount of the Incentive to be paid by the Company to the Participants on the Settlement Date of the Cycle in question.

2.4.      Without prejudice to the conditions set forth in this document, the Participant will be entitled to receive the Incentive corresponding to the period of time in which they remained as statutory director or director employed by the Company or its subsidiaries between the Start Date and the Completion Date of each Cycle (“Measurement Period”), except in the situations provided for in Clauses 9 and 10 of this Plan.

2.5.      Upon approval of the financial statements of the Company corresponding to the last year of each Cycle by the Board of Directors (“Consolidation Date”), it will verify compliance with the conditions established in this Plan and, if the conditions for receiving the Incentive are met, the Incentive will be settled by the Company, in the years 2025 and 2026, respectively, within a period of up to 90 (ninety) following the Consolidation Date corresponding to the last year of each Cycle (“Settlement Date”), according to the illustrative schedule below.

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2.6.      This Plan will be considered closed, for all purposes, on the Settlement Date corresponding to the Second Cycle.

2.7.      The settlement of the Incentive will only take place with the implementation of the conditions and terms set forth in this Plan, so that the granting of the right to receive the Incentive itself does not guarantee any rights to receive the value of the Incentive or Shares, if applicable or same represents any guarantee of its receipt.

2.8.      The Units do not grant the Participant the condition of Shareholder of the Company, nor any right or prerogative inherent to such condition, particularly the right to vote, right to dividends and other political, capital subscription or economic rights. It remains clear, therefore, that no Share will be delivered to the Participant as a result of this Plan, unless otherwise approved by the Company’s General Meeting, under the terms of this Plan.

3.	Participants.

3.1.      The statutory directors and/or directors employed by the Company and/or its subsidiaries may participate in this Plan, as selected by the Board of Directors and who may receive the Notification, as defined in Clause 3.3 below (“Participants”).

3.2.      The members of the Board of Directors who are not linked to the Company as statutory director and/or director employed by the Company will not be beneficiaries of the Plan. If a Participant receives the Incentive as a statutory director or employed director and is or becomes, at the same time, a member of the Board of Directors, maintaining the Incentive under the terms of this Plan, he/she will be prevented from participating in the administration and/or implementation of the Plan, and abstain from any deliberation about the Plan.

3.3.      Participants selected by the Board of Directors will receive an invitation to participate in a certain Cycle (“Notification”), and Participants who choose to adhere to this Plan must expressly manifest their acceptance, as stipulated in Clause 4 below.

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3.4.      The Notification and the effective participation in a given Cycle do not guarantee the Participant the right to participate in another Cycle.

3.5.      The Board of Directors may approve the admission of new Participants during the first 2 (two) years of validity of each Cycle. Participants whi are admitted after the beginning of a given Cycle must receive a number of Units determined in each case, in line with the Company’s strategy.

3.6.      The rights and obligations conferred by the condition of Participant are personal and non-transferable, without prejudice to the provisions of Clause 9 of this Plan, in relation to heirs of the Participants.

3.7.      The Board of Directors may concede different amounts of Units to Participants or stop granting Units to certain Participants, in accordance with the people management strategy defined by the Company, which will take into account several factors, including, but not limiting, professional performance and the need to encourage and retain the Participant. The existence of this Plan shall not to be interpreted as a guarantee of receipt of the Units. The Board of Directors may also establish special treatment for exceptional cases, provided that the rights already granted to Participants or the basic principles of this Plan are not affected. Such special treatment will not constitute a precedent invoked by other participants.

4.	Procedure to participate in the Plan.

4.1.      The Company will send a Notification to potential Participants, accompanied by this Plan, inviting them to participate in a certain Cycle. Such Notification shall inform the number of Units that, in accordance with the provisions of Clause 5.1 below, may be attributed to the potential Participant in the Cycle in question, as well as the applicable Plan Objectives and their weighting, as stipulated in Annex I to this Plan.

4.2.      If they agree with the above conditions, the potencial Participants who wish to adhere this Plan must electronically send their acceptance of participation in the respective Cycle, within the deadline established for that purpose. Notwithstanding the foregoing, the Company may request the Participant’s acceptance in writing, if it deems it necessary.

4.3.      For the avoidance of doubt, the acceptance by the Participant represents their agreement, expressly and irrevocably, to the terms and conditions of this Plan, without prejudice to any special conditions that, as the case may be, are established by each specific case.

4.4.      The absence of explicit electronic or written agreement with the terms and conditions of this Plan, or the formalization of the respective additional documentation requested by the Company, will prevent the acquisition of any right provided for in this Plan.

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5.	Determination and Characteristics of Grants.

5.1.      The Board of Directors will decide the total amount of the Incentive granted in each Cycle and the number of Units given to each Participant.

5.2.      Each Participant must be informed of the number of Units assigned to him/her in each Cycle.

5.3.      The Units assigned to the Participant constitute a mere expectation of a right and may not be transferred or encumbered under any circumstances, except as provided for in this Plan.

6.	Requirements for Receiving the Incentive.

6.1.      Without prejudice to the other terms and conditions established in this Plan, in order for Participants to be entitled to receive the Incentive, the following requirements must be met in relation to each Cycle:

(i)	The Participant must continuously remain linked to the Company and/or its subsidiaries for, at least, 12 (twelve) months during the Cycle in question;

(ii)              The Participant must be linked to the Company and/or its subsidiaries, as the case may be, on the Completion Date of each Cycle, without prejudice to the exceptional cases provided for in Clause 9; and

(iii)             Minimum levels of achievement of the Plan’s Objectives established in Annex I of this Plan must be reached.

6.2.      The value of the Incentive to be delivered to Participants on the Settlement Date of each Cycle will be conditioned and determined based on (i) the number of Units granted to the Participant in question, (ii) the verification of the achievement of the Plan’s Objectives established in the form of Annex I of this Plan, which must be approved by the Board of Directors at the beginning of each Cycle (“Plan Objectives”); and (iii) Share price.

6.3.      For all means, Annex I below contains the description of the Plan Objectives fixated by the Board of Directors for the First Cycle and only then they may be amended in the hypothesis of Clause 11 below.

6.4.      The Board of Directors will determine the Plan Objectives applicable to the Second Cycle, and may introduce new items, provided that until the beginning of the Second Cycle and in accordance with the terms of Clause 1.1 above. The Company will communicate the Participants of the Second Cycle such Plan Objectives, as well as their respective relative weight in determining the value of the Incentive to which the Participant will be entitled, pursuant to Clause 4 of this Plan.

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7.	Calculation and Payment of Incentives.

7.1.      At the end of each Plan Cycle, the total amount of the Incentive to be paid to each Participant will be determined, in accordance with the procedure established in Annex I.

7.2.      Once the total amount of the Incentive has been determined, (i) the Settlement Date and (ii) the effective amount of the Incentive that will be paid in cash to each Participant, will be communicated.

7.3.      The amount of the Incentive will correspond to the gross amount to which the Participant is entitled, and the Company is authorized to withhold any taxes eventually levied on the Incentive.

7.4.      The payment of the Incentive to be paid in cash must be made by means of a bank transfer to the same current account of the Participant indicated for receipt of pro-labore or salary and must be formalized through its payroll.

7.5.      Notwithstanding the provisions of Clause 7.4 above, the Board of Directors may submit the eventual settlement of the Share Incentive for approval by the Company's General Meeting, if it deems it in the Company's interest.

8.	Minoration (“Malus”) and Return (“Clawback”).

8.1.      In all Cycles, the Board of Directors will assess whether to provide (i) the total or partial cancellation of the payment of Incentives that have not yet been effectively paid ("Malus"), and/or (ii) the total or partial recovery of the amounts that have been paid to Participants within 24 (twenty-four) months after the payment of the Incentive (“Clawback”), in the event of inappropriate conduct by the Participant.

8.1.1.	For the purposes of Clause 8.1 above, exceptional circumstances will be considered and will be subject to evaluation by the Board of Directors, among others, and by way of example, the following situations:

(i)	Restatement of the Company's financial statements that is not due to the amendment of the applicable accounting standards, and that has been necessary due to an act of fraudulent management or negligence, imprudence or malpractice, practiced by one or more of the Participants;

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(ii)	If the Participant has been penalized by the Company due to serious breach of the code of conduct or the Company's internal rule that is applicable to it, or if there is serious breach of the rules that apply to it;

(iii)	In any case, if it becomes evident that the payment of the Incentive derived from the Plan was made in whole or in part based on information whose falsity or serious inaccuracy has been clearly demonstrated later, or in other circumstances of undeniable seriousness that arise of gross misconduct, bad faith, intent or fault of the Participant and that have a material adverse effect on the Company's financial statements, results and/or business;

(iv)	If the Company's external auditor reviews its report in order to introduce reservations that reduce the results that were taken into account to determine the amount of the Incentive paid to Participants; and

(v)	In any event of Just Reason, as defined in Clause 9.1.1(i).

9.	Termination Hypotheses and Special Cases.

9.1.      If, before the Completion Date corresponding to a Cycle, any of the situations described below occurs, the following will apply.

9.1.1.	If, at any moment, the Participant leaves the Company:

(i)	(a) willingly, through voluntary resignation or resignation from the position of statutory director; (b) at the will of the Company, for just reason ("Just Reason") represented by: (b.1) dismissal for just cause under the terms of the legislation in force; or (b.2) dismissal or destitution due to (i) breach of its legal and/or statutory duties or attributions, (ii) reasoned termination of the contract that regulates the relationship between the Company and the Participant; (iii) criminal conviction related to intentional crimes; (iv) practice of dishonest or fraudulent acts against the Company or its subsidiaries; (v) any act or omission resulting from intent or fault of the Participant and which is harmful to the business, image, or financial situation of the Company or its subsidiaries; (vi) any type of harassment or serious violation of the Company's policies and codes; (vii) non-compliance with anti-corruption legislation and anti-money laundering legislation applicable to the Company; or (viii) for any other serious cause that is understood by the Board of Directors as equivalent to the situations described above; the Participant will automatically and fully lose the right to receive the Incentive related to this Plan, without any type of indemnification, so that the Units granted to the Participant will be automatically cancelled;

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(ii)	exclusively in the event that the termination occurs after 12 (twelve) months have elapsed from the applicable Start Date or, as the case may be, from the date of admission of new Participants to the Plan during the term of a Cycle, and is the result of a termination (a) at the will of the Company, through dismissal or destitution of the Participant without Just Reason, or (b) upon death, retirement agreed with the Company or declaration of permanent disability by the National Institute of Social Security – INSS; the Participant (or, as the case may be, their heirs and successors) will be entitled to receive, in the Cycle or Cycles in which they participate, even if not ended, the value of the Incentive calculated in accordance with the provisions of Annex II of this Plan, applying the formula provided for in Annex II is used for each of the Cycles in which the Participant is participating, and the Incentive must be paid in cash to the Participant or, as the case may be, to their heirs, within a maximum period of 90 (ninety) days from the date of from the date of termination. The value of the Company's Share to be considered in any of the circumstances mentioned above will be based on the quoted price of the Share at the close of trading at B3 S.A. – Brasil, Bolsa, Balcão relating to the last trading session of the month prior to the termination date ("Closing Price"). If the termination occurs before the end of the period of 12 (twelve) months from the applicable Start Date or, as the case may be, the date of admission of new Participants to the Plan during the term of a Cycle, the Participant (or, as the case may be, the case, their heirs and successors) will automatically and fully lose the right to receive the Incentive related to this Plan, without any type of indemnification, so that the Units granted to the Participant will be automatically cancelled; and

(iii)	If the Termination takes place by mutual agreement between the Participant and the Company, the Participant will be entitled to receive the amount of the Incentive that is determined in the termination agreement and which, under no circumstances, may be higher (i) than the value of the Incentive that he would have received in proportion to the length of stay, counted from the Start Date until the date of termination according to the rules stipulated in Annex II, or (ii) than 100% (one hundred percent) of the value of the Incentive that could be received under the Plan. In this case, the Incentive will be paid within a maximum period of 90 (ninety) days from the termination date, and the Unit conversion calculation to be considered for the purposes of the calculation must be the value of the Closing Price, as defined in item " (ii)” above, provided that, in any event, the Participants must have maintained, for at least 12 (twelve) months of the Cycle, an active relationship with the Company or its subsidiaries, in accordance with the provisions of Clause 6.1 of this Plan.

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9.1.2.	If the Participant ceases to be a statutory director or director employed by the Company and is elected as a member of the Board of Directors, the Participant in question cannot be considered a “Participant” in relation to the Cycle that has not yet started until the date of its termination and the Board of Directors may choose to (i) settle the Incentive in accordance with the provisions of Annex II of this Plan, or (ii) determine that the Participant continues with the Incentive in relation to the Cycles in force on the date of their termination. For the avoidance of doubt, the Participant may cumulate the position of member of the Board of Directors with the position of statutory director and/or employed director without ceasing to be considered a Participant for the purposes of this Plan or having to waive the Incentive, subject to the rules set forth in Clause 3.2 of this Plan.

9.1.3.	In the event of a temporary leave of absence from the provision of services by the Participant to the Company or its subsidiaries during a given Cycle, for any reason, except if due to maternity or paternity (“License”), unless the Board of Directors decides otherwise, the amount of the Incentive to be paid to the Participant will be proportional to the number of days he/she has actively worked during the Cycle in question. From this angle and, unless otherwise decided by the Board of Directors, the Participant will not receive the amount of the Incentive until the end of the License or until the Settlement Date, if he/she has returned to work before that date. If the employment relationship is not resumed after the Leave, the Participant will no longer be considered a "Participant" for the purposes of this Plan, without prejudice to the provisions of Clause 9.1.1 above, provided that, for all purposes, only the days in which the Participant worked actively between the Start Date of each Cycle until the date of termination will be considered, disregarding the days not worked during the Leave.

9.1.4.	In the event of promotions occurring during the term of the Plan that make a given employee become a potential Participant under the terms of this Plan, such potential Participant who has been promoted will not participate in the Plan until the next Cycle begins and he/she receives and accepts the corresponding Notification, unless the Board of Directors decides to incorporate new potential Participants into the Plan, subject to the conditions of this Plan and the terms of Clause 3.5 above.

9.1.5.	If the Participant ceases to be linked to the Company and starts to link himself to other company(ies) of the Telefónica Group, the Participant in question will not lose his acquired rights in the Cycles that have already started, but he will not be able to participate in future Plan Cycles.

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9.1.6.	In case of transfer of the Participant in the context of a business collaboration agreement (for example, a joint venture) signed by the Company with a company that is not part of the Telefónica Group (“Collaborating Company”) in which the Participant starts to provide services in the Collaborating Company, in a company belonging to the Collaborating Company's group or in a company jointly controlled by Telefónica S.A., Telefônica Brasil and the Collaborating Company, the Incentive granted to the Participant under the terms of this Plan will be proportional to the number of days in which he/she has actively worked for the Company and/or its subsidiaries during the respective Cycle, according to the rules established in Annex II of this Plan, unless the Board of Directors decides otherwise. In the cases provided for in this Clause 9.1.6, the value of the Incentive will be paid to the Participant within a maximum period of 90 (ninety) days from the date on which its relationship with the Company ended, and the value of the Company's share that will be considered for purposes of calculating the value of the Incentive shall be the Closing Price of the last trading session of the month prior to the date on which your employment relationship with the Company ended.

10.	Change in Control.

10.1.   In the event of a Change in Control of the Company, as defined in Clause 10.1.3 below, all current Cycles will be subject to early settlement in proportion to the period elapsed since their respective Start Date, and the Company shall, when applicable, pay to the Participants the value of the Incentive corresponding to them, in accordance with the formula provided for in Annex II, and the Board of Directors may make the adjustments it deems convenient.

10.1.1.	In this case, the Board of Directors shall confirm whether the Participants are entitled to receive any amount as an Incentive, pursuant to Annex II, and, if applicable, the Company shall make the payment to the Participants within a maximum period of 90 (ninety) days from the date on which the Change in Control is completed.

10.1.2.	The value of the Share to be considered for purposes of calculating the value of the Incentive will be based on the Closing Price of the last trading session of the month immediately preceding the date on which the Change of Control occurs.

10.1.3.	“Change in Control” is understood to mean any transfer of shares issued by the Company that (i) represent, in relation to a natural or legal person, or group of persons bound by a voting agreement, or under common control, the ownership of partner rights that permanently ensure the majority of votes in the resolutions of the general meeting and the power to elect the majority of the Company's administrators, making effective use of their power to direct the social activities and guide the functioning of the bodies of the Company, pursuant to art. 116 of Law No. 6,404 of December 15, 1976, as amended (“Corporate Law”); and (ii) results in the acquirer being obligated to carry out a public offer for the acquisition of shares owned by the other shareholders of the Company, in the cases provided for in the legislation in force.

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11.	Adjustments.

11.1.   If, during the term of the Plan, extraordinary events occur that may lead to the dilution or concentration of the value of the Shares, or that may compromise the fulfillment of the Plan's Objectives, the Board of Directors will implement the necessary adjustments so that the economic value of the Incentive that the Participants will receive under the Plan is equivalent to what they would receive if such circumstance had not occurred, or so that the degree of achievement of the Plan's Objectives can be achieved homogeneously.

11.1.1.	It is considered that the adjustments mentioned in Clause 11.1 above may be necessary, among other cases, in the following cases:

(i)	Merger, incorporation, spin-off, split, grouping, share bonus, exchange of Shares or other corporate transaction in which the Company participates, and which does not imply Change of Control; or

(ii)	Any other extraordinary circumstance that, in the opinion of the Board of Directors, may affect the value of the Shares or the achievement of the Plan Objectives.

11.2.   Any adjustments made pursuant to the provisions of this Clause 11 will only be allowed if permitted by applicable law and regulations.

11.3.   In order to make the corresponding adjustments, the Board of Directors may request the evaluation by an independent third party of recognized prestige, which will be in charge of making the calculations and determinations necessary to carry out the operations provided for in this Clause 11 and which will be binding on the Company and on the Participants.

11.4.   In the event that adjustments are necessary under the terms of this Clause 11, the Board of Directors may (i) adjust the Objectives of the Plan, or (ii) make any other adjustment it deems appropriate in the face of extraordinary circumstances.

11.5.   Any modification of the Plan established by the Board of Directors under the terms of this Clause will be communicated to the Participants.

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12.	Withholding Taxes.

12.1.   The Company will withhold taxes and social contributions that may be applicable on any payment made under this Plan.

13.	Declarations and Protection of Personal Data.

13.1.   By accepting the terms and conditions of this Plan, the Participant acknowledges and accepts that:

(i)	The participation in the Plan is discretionary;

(ii)	The Units, the Incentive or any other income that may be earned under this Plan are not part of the normal or expected compensation for the purpose of calculating compensation for termination without just cause, payment for termination or termination by mutual agreement, compensation for collective dismissal or by dismissal for just cause, or any other right linked to their remuneration;

(iii)	Pursuant to Clause 2.8 above, the granting of the Units does not grant the Participant the status of shareholder of the Company, nor any right or prerogative inherent to such condition, particularly the right to vote, right to dividends and other political rights, to subscribe to capital or economic. It remains clear, therefore, that no Share will be delivered to the Participant as a result of this Plan, unless otherwise approved by the Company's General Meeting, under the terms of this Plan;

(iv)	Unless otherwise expressly provided for in this Plan, participation in the Plan will end when the Participant's relationship with the Company ends, except as provided for in Clause 9;

(v)	The Participant will not be entitled to payments or indemnification due to the termination of its participation in the Plan, except as provided for in Clause 9;

(vi)	The acceptance to participate in the Plan implies full acceptance of each and every one of the terms, conditions and circumstances that the Company may impose and, therefore, partial acceptance or partial waiver is not possible;

(vii)	The value that the Shares (VIVT3) will have in the future cannot be predicted, so the Participant acknowledges and agrees that there is no guarantee of earnings in the Plan; and

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(viii)	The Participant understands and accepts that all transactions carried out in relation to the Plan are subject to compliance with applicable tax obligations.

13.2.   Upon formalizing their adhesion to this Plan, the Participant is informed that:

(i)	For the purposes of this Plan, the Company will be responsible for processing the Participant's personal data, pursuant to the General Data Protection Law (Law No. 13,709/2018 – “LGPD”).

(ii)	The Company will process the personal data obtained as a result of its participation in the Plan, based on the legal basis for the execution of the contract.

(iii)	The Company may provide the Participant's personal information and data relating to the Incentive granted under the Plan, by any means or support, to:

a)	its agents and service providers when necessary to fulfill the functions and obligations of management, administration and execution of the Plan, when necessary for such purposes and limiting the processing of personal data for this sole purpose;

b)	other persons to whom the Company assigns or may assign their rights and obligations arising from their participation in the Plan; and

c)	any third party to whom the Company has to share the Participants' personal data for the purpose of complying with legal or regulatory obligations (including, by way of example, any information that is necessary for the Company to comply with requests for information issued by any governmental authority or administrative procedure in relation to the Participant's participation in the Plan).

(iv)	The Company undertakes to observe the rules provided for in the LGPD and in the rules issued by the competent data protection authorities (including, but not limited to, the National Data Protection Authority - ANPD) whenever the transfer of personal data to outside Brazilian territory.

(v)	The Participant may exercise his/her rights of access, rectification, elimination, portability and others that are applicable to him/her under the terms established in the data protection legislation, sending his/her request in writing to the Company's Human Resources Department, attaching a photocopy of an official document that prove your identity.

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(vi)	The Participant's personal data will be processed automatically or manually to enable the correct management and administration of the Plan. Participants' personal data collected and processed by the Company are essential for participation in the Plan and for exercising the rights that correspond to them as a result of their participation.

(vii)	The data protection rules adopted by the Company will comply, in any case, with the provisions of the LGPD.

13.3.   Participants may request additional information from the Company's Human Resources Department regarding the Company's commitment to the safe and responsible handling of personal data assumed in the Company's policies, available on the Policies Portal.

14.	Plan modification.

14.1.   The present Plan may be modified by resolution of the Board of Directors.

15.	Novation.

15.1.   If any Clause of this Plan is declared void, invalid or unenforceable by an arbitrator, court or competent authority, the Plan will remain in effect in all cases, except with respect to the part declared void, invalid or unenforceable. The Company and the Participants will consult and do everything reasonably possible to agree on a valid and enforceable Clause, which constitutes a reasonable replacement for said Clause declared null, invalid, or unenforceable in accordance with the spirit of this Plan. This Clause 15 will only be applicable provided that the invalidity of the Clause in question and/or its replacement by another is legally possible, and does not substantially affect the benefits or increase the obligations of the Company or the Participants

16.	Confidentiality.

16.1.   As a result of their participation in the Plan, the Participant expressly undertakes to maintain total and absolute confidentiality as to the existence and all specific aspects of the Incentive received under this Plan and in the additional documentation that they may receive during the term of the Plan.

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16.2.   The Board of Directors may decide to terminate the Incentive and, therefore, for the loss of the right to receive any amount arising from the Incentive, if the Participant fails to comply with the confidentiality obligation provided for in this Clause.

17.	Notifications.

17.1.   Notifications or other communications regarding the Plan may be made in person, by email or by conventional mail:

(i)	In the case of the Company, to its registered office or to another location (postal or electronic) that the Board of Directors periodically determines and notifies the Participants; and

(ii)	In the case of the Participant, to his/her home or business address, or through the Company's internal mail service.

17.2.   Notices sent by mail will be considered delivered 5 (five) days after the date they were deposited in the mail with the address correctly indicated and duly stamped. However, notices sent by or to a Participant who is working in a country other than the Company's will be deemed delivered on the 7th (seventh) day of their submission.

17.3.   Notifications sent by email, unless proven otherwise, will be deemed to have been received 24 (twenty-four) hours after being sent.

18.	Applicable Law and Dispute Resolution.

18.1.   In case of conflict or controversy in relation to the Plan, the Participant undertakes to submit such conflict to the Company's Board of Directors, prior to the initiation of any legal action.

18.2.   This Plan will be governed and interpreted in accordance with the Laws of the Federative Republic of Brazil and any allegations or controversies arising out of or in connection with this Plan shall be definitively resolved through arbitration governed by the Arbitration Rules (“Rules”) of the Center of Arbitration and Mediation of the Brazil-Canada Chamber of Commerce (“CAM-CCBC”), and managed by CAM-CCBC. The arbitral tribunal will be composed of 3 (three) arbitrators appointed in accordance with the Rules. The language of arbitration will be Portuguese. The seat of arbitration will be the city of São Paulo - SP, Brazil. Any legal measures provided for in Law 9,307/96 may be requested by the parties, with the exclusive jurisdiction of the jurisdiction of the district of São Paulo - SP, Brazil, without any waiver of arbitration. The costs of the arbitration, including the winning party's attorney's fees, will be borne by the losing party, pursuant to the arbitration award.

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19.	Recognition.

19.1.   The implementation of this Plan is a decision of the Board of Directors.

19.2.   By expressing acceptance of the content of this Plan, the Participant acknowledges having received, read, understood and accepted all its terms, conditions and restrictions.

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ANNEX I

Plan Objectives – First Cycle

The terms used in this Annex I, which are not defined therein, will have the meanings established in the Plan.

The final amount of the Incentive to be paid to each Participant on the Settlement Date will be conditioned and determined by the multiplier coefficient of the Incentive (the “Multiplier Coefficient”) and the value of the Shares (VIVT3) issued by Telefônica Brasil S.A. (“Company”) pursuant to the following formula:

Being:

●	Incentive: gross amount to be settled in cash to each Participant on the First Cycle Settlement Date.

●	Units: number of Units representing 1 (one) Share that appear in each Participant's letter.

●	VShare: Closing Price of a Share of the Company on the last trading session immediately prior to the Settlement Date.

•	Multiplier Coefficient: percentage that will be calculated based on the level of compliance with the Objectives established by the Company in accordance with the following formula:

Being:

•	Weight: relative weight over a total of 100% (one hundred percent), expressed as a percentage (“Weight”), defined by the Board of Directors for each of the Plan's Objectives, as stipulated below.

•	DAG: Degree of Achievement of Objectives established in the Plan (the “Degree of Achievement of Objectives” or the “DAG”), in accordance with the scales of compliance determined by the Company.

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If the Board of Directors decides to settle the Incentive through the delivery of Shares, upon approval by the Company's General Meeting, the number of Shares to be delivered will be calculated by multiplying the number of Units assigned individually to each Participant by the Multiplier Coefficient.

1. OBJECTIVE 1: TSR

1.1 The TSR ("TSR") is considered as the metric to determine the generation of value to the Company's shareholder in the medium and long term, being defined, for the purposes of the Plan, as the profitability of the Share, taking into account the variation accumulated value of the Share's quotation and the dividends and other earnings received by the shareholder during the Cycle in question.

1.2 For the purposes of this Plan, and unless the Board of Directors determines another method of calculation, the TSR will be calculated as follows:

Being:

A: the average of the “Total Return Index” relating to the last 30 (thirty) measurements prior to the Completion Date, including this one.

B: the average of the “Total Return Index” relating to the last 30 (thirty) measurements prior to the Start Date, including this one.

For such purposes, the “Total Return Index” shall be understood as the measure of the theoretical return of a Share from the Start Date to the Completion Date, assuming that the dividends and gross proceeds paid during the period are reinvested in the purchase of additional Shares.

1.3 The 50% (fifty percent) of the Multiplier Coefficient will be determined based on the evolution of the Share's TSR during the duration of the Cycle, in relation to the TSRs achieved by certain companies selected for their relevance to the Company that, for the purposes of the Plan, will constitute the comparison group (“Comparison Group”).

1.4 The companies included in the Comparison Group for the purpose of comparing the evolution of the TSR of the Company's Share are listed below:

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America Movil de CV	TIM SA	Liberty Latin America
Grupo Televisa SAB	Millicom	Megacable Holdings SAB de CV
Telecom Argentina SA (ADR)	Empresa Nacional de Telecom	Oi SA
Brisanet Participações Common	Unifique Telecom Common	Desktop Sigmanet Cmco. Mtda. Common

1.5 As soon as possible after the end of the Measurement Period, the Board of Directors will calculate the TSR of the Company and the TSR of each of the companies included in the Comparison Group and:

(i)	It will rank the TSRs of the companies in the Comparison Group in descending order and calculate the percentage rank of each of them;

(ii)	It will determine the percentage range of the Company's TSR within the Comparison Group by interpolation between companies with a lower and higher TSR than the Company's; and

(iii)	It will determine the Degree of Achievement of the TSR and the corresponding Multiplier Coefficient to be applied, according to the following table:

Degree of Achievement of TSR (Classification of the Company’s TSR percentage)	Multiplier Coefficient (%)
Below the Median Average	0%
In the Median Average	30%
From the third quartile	100%

If the evolution of the Company's TSR is between the median and the third quartile, the percentage will be calculated by linear interpolation.

1.6 Assuming that, at the end of the Measurement Period, a TSR Achievement Degree has been reached that results in a Multiplier Coefficient Below the Median (i.e., less than 30% (thirty percent)), the Participant's right to receive 50% (fifty percent) of the Multiplier Coefficient in relation to the present Plan Cycle, will be extinct.

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1.7 The Board of Directors may make the adjustments it deems relevant (whether with prospective or retroactive effects) due to corporate events that may introduce distortions in the TSR calculation.

Thus, among other events to be considered, if, as a result of any corporate restructuring or acquisition, or any of the companies included in the Comparison Group ceases to exist or is the object of a corporate transaction, the Board of Directors may consider, for the calculation of the TSR, (i) the existing Comparison Group entities thereafter, or (ii) the inclusion in the Comparison Group of any other company deemed comparable.

2. OBJECTIVE 2: FCF

2.1 The FCF (the “FCF”) is established as a metric of the Plan and aims to encourage commitment to the sustainable achievement of long-term strategic objectives. This Plan Objective will be set and approved annually by the Board of Directors.

2.2 40% (forty percent) of the Multiplier Coefficient will be determined based on the level of FCF generated by the Company during each year, comparing it with the value established in the budgets approved by the Board of Directors for each year, considering the final Degree of Achievement of the FCF average of the partial annual results obtained and approved, calculated in each fiscal year.

2.3 The FCF Achievement Degree and the corresponding applicable Multiplier Coefficient will be determined according to the achievement scale that provides for a minimum threshold of 90% (ninety percent), below which the FCF Achievement Degree will be zero and whose compliance will mean reaching 50% (fifty percent) of the FCF Achievement Degree, and a maximum level of 100% (one hundred percent), which will mean reaching 100% (one hundred percent) of the predicted FCF Degree of Achievement in this Plan Objective.

2.4 If the Measurement Period ends resulting in a Degree of Achievement of the FCF that represents a Multiplier Coefficient of zero (that is, less than 90% (ninety percent)), the Participant's right to receive 40% (forty per cent) of the Multiplier Coefficient in relation to the respective Plan Cycle will be extinct.

2.5 The Board of Directors may make the adjustments it deems relevant, including those adjustments it deems convenient in exceptional cases.

OBJECTIVE 3: NEUTRALIZATION AND REDUCTION OF CO2 EMISSIONS

3.1 10% (ten percent) of the Multiplier Coefficient will be determined according to the level of neutralization of CO2 Emissions (“Emissions Neutralization”) reached by the Company at the end of the Cycle, additionally being necessary for the Incentive to be acquired and pass to be owed by the Company, that a minimum level of reduction of emissions of scope 1 + 2 (“Emissions Reduction”) is reached, in line with the 1.5º C scenario of the Paris Agreement (SBTi) and with the objective marked by the Company of zero net emissions for the year 2025 for scopes 1 + 2.

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Emissions Neutralization is the purchase of carbon credits to absorb CO2 from the atmosphere[1]. To become a company with zero net emissions, CO2 emissions (ranges 1 + 2) must be reduced in line with the 1.5º C scenario and neutralize all remaining emissions, that is, those that could not be avoided.

Carbon credits consist of the purchase of CO2 certificates on the voluntary market. These credits are generated by projects that absorb CO2 from the atmosphere, which must have certificates referring to the highest quality international standards and, as far as possible, bring social benefits. This information is verified annually by an external auditor.

Range 1 and 2 emissions consist of direct and indirect CO2 emissions from the Company's daily activity due to fuel consumption, refrigerant gas leaks and electricity use.

Net emissions are calculated as the difference between range 1+2 emissions and the purchase of carbon credits.

3.2 For the purposes of this Plan, the level of direct and indirect CO2 emissions from the Company's daily activity will be calculated as follows:

Being:

•	Activity: amount of energy, fuel, gas, etc. consumed by the Company.

●	Emission Factor: amount of CO2 that is emitted into the atmosphere due to the consumption of each activity unit.

For electricity, the emission factor provided by official sources is used and for fuels, the emission factors of the GHG Protocol are used.

[1] According to the “net zero” guidelines used as a reference by the Company..

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3.3 The Emissions Neutralization Achievement Degree and the respective Multiplier Coefficient will be determined in terms of the reach scale, which includes a minimum threshold of 90% (ninety percent), below which the Achievement Degree and the corresponding Multiplier Coefficient will be zero. At the level of 90% (ninety percent), compliance will correspond to 50% (fifty percent) of the aforementioned Degree of Achievement and Multiplier Coefficient related to this Objective of the Plan, and a level of 100% (one hundred percent) will represent the fulfillment of 100% (one hundred percent) of the Degree of Achievement and Multiplier Coefficient related to this Objective of the Plan. Between the level of 90% and 100%, there will be a linear interpolation.

Additionally, it will be necessary to reach a minimum level of Emission Reduction of scope 1 + 2, in line with the 1.5º C scenario of the Paris Agreement (SBTi), in order to reach the Degree of Achievement and the minimum Multiplier Coefficient foreseen for this Objectve of the Plan.

The combination of both factors (Emissions Neutralization and Emissions Reduction) will determine the DAG of this Objective.

3.4 In the event that the Measurement Period concludes having reached a Degree of Achievement of Emissions Neutralization resulting in a Multiplier Coefficient of zero (that is, less than 90% (ninety percent)) and/or the minimum required level of Emission Reduction, the right of the Participant to receive 10% (ten percent) of the Multiplier Coefficient in relation to the present Plan Cycle will be extinguished.

3.5 The Board of Directors may make the adjustments it deems relevant, including making the adjustments it deems convenient in exceptional cases, as provided for in the Plan.

4. OTHER PROVISIONS

4.1 The Board of Directors may amend the Plan, with express reference to the procedure for calculating the Plan's Objectives, their weighting and other elements for their determination (that is, the composition of the companies that make up the Comparison Group and the weighting of the TSR of said companies). If they receive advice that it would be fair and reasonable to do so, they may change the Plan Objectives in light of any laws or regulations. The fulfillment of the Plan Objectives after the alteration of any of its elements should not be more or less difficult (in the opinion of the Board of Directors) than the Plan Objectives in their original configuration.

4.2 The Board of Directors will carry out an annual monitoring of the Plan Objectives and, once the Plan Cycle is completed and at the time of approval of the financial statements for the last year of the Cycle in question by the Board of Directors, it will determine the Degree of Achievement of the Objectives of the Plan.

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4.3. In any case, all calculations and decisions in relation to the determination of the Degree of Achievement of the Plan's Objectives will be determined and/or carried out by the Board of Directors (which may receive the advice it deems convenient), whose decision will be final and binding.

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ANNEX II

Incentive to be paid in the event of termination of the Participant with the Company and Change of Control

The defined terms used in this Annex II that are not defined therein will have the meaning established in the Plan. This Annex II will cover the following cases:

The Incentive to be paid to each Participant subject to the Plan, in cases in which the Plan mentions that such Incentive will be calculated in the form of Annex II, will result from the application of the following formula in each of the Cycles:

Being:

●	Incentive: gross amount to be paid in cash to each Participant on the date provided for in the Plan, according to the event in question.

●	Units: number of Units representing 1 (one) Share assigned individually to each Participant in each of the Cycles that are not completed on the date of occurrence of any event that, under the terms of the Plan, causes the amount of the Incentive to be paid to the Participant must be calculated pursuant to this Annex II.

●	VShare: Closing Price of one share of the Company (a) on the last trading session of the month prior to the month of the Withdrawal date, in accordance with the provisions of Clause 9.1.1 of the Plan for cases of Withdrawal; or (b) from the last trading session of the month prior to the month of the Change of Control date for cases of Change of Control, as provided for in Clause 10.1.2 of the Plan.

●	Multiplier Coefficient: percentage that will be calculated, in each of the Cycles, according to the Degree of Achievement of the Plan Objectives stipulated by the Company according to the following formula:

Being:

– Weight: relative weight over a total of 100% (one hundred percent), expressed as a percentage, defined by the Company for each of the Plan's Objectives, in accordance with what is stipulated in Annex I of the Plan, or in the Notification of the respective Cycle.

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– DAG: Degree of Achievement of the Objectives established in the Plan, provided that the Participant has remained for at least 12 (twelve) months of the Cycle linked to the Company, taking as a reference for the calculation, during the first Cycle as Objective 1, the TSR, as Objective 2 , the FCF and as Objective 3, the Emissions Neutralization and the Emissions Reduction. In this sense, the following will be taken into account for the first cycle:

(i)           The TSR result at the close of the previous month on the date of termination of the Participant or, if applicable, the TSR result at the close of the previous month on the date on which the Change of Control took place. In both cases, this result will be weighted by the relative weight defined by the Board of Directors for this Plan Objective.

(ii)          The average of the last partial FCF results of the Company approved by the Board of Directors, on the date of the Participant's termination or, as the case may be, of the Change of Control. In any case, the FCF will be weighted by the relative weight defined by the Board of Directors.

(iii)         This objective is measured as a combination of Emissions Neutralization and Emissions Reduction. However, given that Emissions Neutralization is generally measured at the conclusion of each Plan Cycle, to settle the proportional part of this Plan Objective, the last Emission Reduction result verified by the Company's external auditor and approved will be considered by the Board of Directors prior to the date of termination of the Participant or, as the case may be, of the Change of Control. In any case, this Objective of the Plan will be weighted by the relative weight defined by the Board of Directors.

For all purposes, the calculation of the Degree of Achievement of the Plan's Objectives will be carried out in accordance with what is established in Annex I of the Plan, such calculation being projected in accordance with the mentioned in this Annex II.

n: number of days of active work counted from the Start Date of each Cycle until the date of termination or, if applicable, until the date on which the Change of Control has taken place, which in no case may be greater than "N" ( expressed in days).

N: total duration of each Cycle (expressed in days).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 28, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director